Exhibit 99.1

2017 Annual report and Strategic report, 2017 Annual report on Form 20-F and 2018 annual general meetings

1 March 2018

Rio Tinto has today posted the following documents on its website at: riotinto.com/resultsandreports and riotinto.com/agm2018

•2017 Annual report

•2017 Strategic report

•2018 Notices of annual general meetings

Rio Tinto plc will hold its 2018 annual general meeting in London on 11 April 2018 and Rio Tinto Limited will hold its 2018 annual general meeting in Melbourne on 2 May 2018.

Rio Tinto Limited will release the 2017 Annual report, 2017 Strategic report and its 2018 Notice of annual general meeting to the ASX and they will become available on the Australian Securities Exchange’s Market Announcements Platform on 2 March 2018.

Likewise, Rio Tinto plc will submit the 2017 Annual report, 2017 Strategic report and Rio Tinto plc 2018 Notice of annual general meeting to the UK Listing Authority and they will be available shortly for public inspection on the National Storage Mechanism (NSM): morningstar.co.uk/uk/NSM

Rio Tinto will also file its 2017 Annual report on Form 20-F with the United States Securities and Exchange Commission shortly.  American Depositary Receipt holders will shortly be able to view Rio Tinto’s 2017 Annual report and the 2017 Annual report on Form 20-F on the Rio Tinto website at riotinto.com/resultsandreports and Rio Tinto plc’s 2018 Notice of annual general meeting at riotinto.com/agm2018

Rio Tinto will also post its 2017 Sustainable development report on its website on 9 March 2018 at: riotinto.com/sd2017

Hard copies of these documents can be obtained free of charge on request from the company secretaries, whose contact details are as follows:

Joint Company Secretary Rio Tinto Limited 360 Collins Street Melbourne, 3000 Australia	Group Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom

In accordance with the requirements of Rules 4.1 & 6.3.5 of the UK Listing Authority’s Disclosure Guidance and Transparency Rules, a description of the principal risks and uncertainties affecting the Group and a responsibility statement are set out in appendix 1 to this announcement.

LEI: 213800YOEO5OQ72G2R82
Classification: 1.1 Annual financial and audit reports

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Appendix 1

Principal risks and uncertainties

The principal risks and uncertainties outlined in this section reflect the inherent risks that could materially affect Rio Tinto or its ability to meet its strategic objectives, either directly or by triggering a succession of events that in aggregate become material to the Group.   There may be additional risks unknown to Rio Tinto and other risks currently not believed to be material which could turn out to be material.

Effects on the Group may be positive or negative and could impact our business model, future performance, solvency, liquidity, Health, safety, environment and communities (HSEC) commitments or the Group’s reputation.

The principal risks and uncertainties should be considered in connection with any forward-looking statements in the Annual report and the cautionary statement on the inside front cover.

Inherent Risk and Uncertainty	Potential upside impact (opportunities)	Potential downside impact (threats)
Market risks:

Commodity prices, driven by demand and supply for the Group’s products, vary outside of expectations over time.

Exchange rate variations and geopolitical issues may offset or exacerbate this risk.

Anticipating and responding to market movements is inherently uncertain and outcomes may vary.

A rise in commodity prices, or favourable exchange rate movement, generates more cash flow from operations, enabling the Group to pursue growth options or capital expansions, pay down debt and/or increase returns to shareholders.

Capturing above-planned returns from commercial insights would deliver additional cash flow to the Group.

Falling commodity prices, or adverse exchange rate movements, reduce cash flow, limiting profitability and shareholder returns. These may trigger impairments and/or impact rating agency metrics. Extended subdued prices may reflect a longer-term fall in demand for the Group’s products, and consequent reduced revenue streams may limit investment and/or growth opportunities.

Failure to deliver planned returns from commercial insights would negatively impact cash flows for the Group.

China’s growth pathway could impact demand for the Group’s products outside of expectations.

Strong growth, positive policy decisions and reforms drive demand for commodities, resulting in rising prices which may justify capital expansion and increased shareholder returns in the short to medium term.

China is the largest market for our products by a long way, and Chinese demand is a strong driver, at times the dominant one, of the market price of the commodities we produce. An economic slowdown in China, and/or a material change in policy, could result in a slowdown in demand for our products and reduced revenues for the Group.

Financial risks:
External events and internal discipline may impact Group liquidity.

Favourable market conditions and strong internal discipline could increase Group liquidity and/or balance sheet strength and allow it to pursue investment or growth opportunities, pay down debt and enhance returns to shareholders.

The Group’s ability to raise sufficient funds for planned expenditure, such as capital growth and/or mergers and acquisitions, as well as the ability to weather a major economic downturn, could be compromised by a weak balance sheet and/or inadequate access to liquidity.

Strategic risks:
Rio Tinto’s ability to secure planned value by successfully executing divestments and acquisitions may vary.

Proceeds realised from divested assets are greater than planned, allowing more capital to be returned to shareholders or redeployed into higher returning or more productive uses. The Group is successful in acquiring businesses that provide cash flow and/or future growth optionality.

Divestment and acquisition activity incurs transaction costs that cannot be recouped, or may result in value destruction by realising less than fair value for divestments or paying more than fair value for acquisitions. This could result in unforeseen pressure on the Group’s cash position or reduce the Group’s ability to expand operations. The Group may also be liable for the past acts or omissions of assets it has acquired that were unforeseen or greater than anticipated at the time of acquisition. The Group may also face liabilities for divested entities if the buyer fails to honour commitments or the Group agrees to retain certain liabilities.

The Group’s ability to deliver projects successfully may vary.	An ability to develop projects on time and within budget enhances the Group’s licence to operate and investor confidence.

A delay or overrun in the project schedule could negatively impact the Group’s profitability, cash flows, ability to repay project-specific indebtedness, asset carrying values, growth aspirations and relationships with key stakeholders.

Strategic partnerships play a material role in delivering the Group’s production, cash and market positioning, and these may not always develop as planned.	Joint ventures and partnerships offer opportunities to access resources, increase shareholder returns, and reduce political and operational risks.

Joint venture partners may hinder growth by not agreeing to support investment decisions. For non-managed operations, the decisions of the controlling partners may cause adverse impacts to the value of the Group’s interest in the operation or to its reputation and may expose it to unexpected financial liability.

Health, Safety, Environment and Community (HSEC) risks:
Our operations and projects are inherently hazardous with the potential to cause illness or injury, damage to the environment, disruption to a community or a threat to personal security.

Delivering leading health, safety, environment and communities performance is essential to our business success. Meeting or exceeding our commitments in these areas contributes to sustainable development and underpins our continued access to resources, capital and a diverse workforce to sustain the organisation.

Good performance in legacy management (of closed sites) and closure can enhance our reputation and enable us to maintain access to land, resources, people and capital, so we can continue to establish new projects with the support of local communities.

Failure to manage our health, safety, environment or community risks could result in a catastrophic event or other long-term damage which could in turn harm the Group’s financial performance and licence to operate.

Recognised hazards and threats include, among others, underground operations, aviation, pit slope instability, tailings facilities, process safety, infrastructure, vector-borne and pandemic disease, chemicals, gases, vehicles and machinery, extreme natural environments, endangered flora or fauna, areas of cultural heritage significance, water supply stress and climate change.

Resource risks:

The success of the Group’s exploration activity may vary. In addition, estimates of ore reserves are based on uncertain assumptions that, if changed, could result in the need to restate ore reserves and mine plans.

The discovery of a new viable orebody can significantly improve future growth options.

The volume of ore is based on the available geological, commercial and technical information, which is by its nature, incomplete. As new information comes to light the economic viability of some ore reserves and mine plans can be restated upwards. As a result, projects may be more successful and of longer duration than initially anticipated.

A failure to discover new viable orebodies could undermine future growth prospects.

The risk that new information comes to light or operating conditions change means that the economic viability of some ore reserves and mine plans can be restated downwards. As a result, projects may be less successful and of shorter duration than initially anticipated, and/or the asset value may be impaired.

Operations, projects and people risks:
Operational excellence is derived from high operational and human productivity, which requires quality people, processes and systems.

Improved productivity and innovation from new systems can decrease costs and increase output, delivering additional cash flow.

Development and retention of talent enhances productivity, financial and HSEC outcomes.

Business interruption may arise from a number of circumstances, including:

– Operational difficulties such as extended industrial dispute, delayed development, bottlenecks or interruptions to infrastructure for power, water and transportation, throughout the value chain.

– Operational failure such as a process safety incident, major pit slope, dump or tailings/water impoundment failure, underground incident.

– Cyber breach/incident of commercial and operational systems.

– Natural disasters such as earthquakes, subsidence, drought, flood, fire and storm can impact mines, smelters, refineries and infrastructure installations. Some of these risks are likely to increase through the impact of climate change.

Any of these events could result in a significant HSEC incident, an interruption to operations, or the inability to deliver products and a commercial loss.

Attracting and retaining talent as the company and industry evolves presents a constant challenge.	Leveraging the evolving company and market to attract a diverse and engaged workforce will deliver a competitive advantage to the Group.	The inability to attract or retain key talent will constrain the Group’s ability to reach its goals within planned timeframes.
Stakeholder risks:
The Group’s operations are located across a number of jurisdictions, which exposes the Group to a wide range of economic, political, societal and regulatory environments.

Proactive engagement with governments, communities and other stakeholders can increase access to new resources, support stable and predictable investment frameworks and operational environments, and shape mutually beneficial policies and legal/regulatory frameworks.

Adverse actions by governments and others can result in operational/project delays or loss of licence to operate. Other potential actions can include expropriation, changes in taxation, and export or foreign investment restrictions, which may threaten the investment proposition, title, or carrying value of assets. Legal frameworks with respect to policies such as energy, climate change and mineral law may also change in a way that increases costs.

Governance risks:
The Group’s reputation and regulatory licences are dependent upon appropriate business conduct and are threatened by a public allegation of potential misbehaviour or by regulatory investigation.	Good corporate citizens are acknowledged to operate to a high ethical standard, thus attracting talent and securing access to resources and investment opportunities.

Fines may be imposed against Group companies for breaching antitrust rules, anti-corruption legislation, sanctions or human rights violations or for other inappropriate business conduct.

A serious allegation or formal investigation by increasingly connected regulatory authorities (regardless of ultimate finding) could result in a loss in share price value, and/or loss of business. Other consequences could include the criminal prosecution of individuals, imprisonment and/or personal fines, and fines, legal liabilities and reputational damage to the Group. There may also be considerable cost and disruption in responding to allegations or investigations and related litigation, and in taking remedial action.

Responsibility Statements

Each of the current directors, whose names and function are listed in the Group’s 2017 Annual report, confirm that, to the best of their knowledge:

•

the Rio Tinto Group financial statements and notes, which have been prepared in accordance with IFRS as adopted by the EU, the Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 14 December 2015, the UK Companies Act 2006 and Article 4 of the EU IAS Regulation, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

•

the Rio Tinto plc financial statements and notes, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice give a true and fair view of the assets, liabilities, financial position and profit of the company; and

•

the Strategic report section of the Annual report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.